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                                                               Exhibit 26(d)(8)

EARLY VALUES AGREEMENT

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions.

WHAT DOES THIS AGREEMENT PROVIDE?

This agreement waives any surrender charge that would otherwise apply under any provision of this policy.

HOW ARE THE VALUES OF YOUR POLICY AFFECTED BY THIS AGREEMENT?

The amount available for a partial surrender, a full surrender, or for a policy loan will be larger if requested at a point in time where a surrender charge would otherwise apply. There is no impact on your death benefit.

IS THERE A MONTHLY POLICY CHARGE FOR THIS AGREEMENT?

Yes. As long as this policy is in force, each month we will assess against your accumulation value a policy charge that is a percentage of your accumulation value. The maximum monthly policy charge is shown in the policy data pages.

WHEN WILL THIS AGREEMENT TERMINATE?

This agreement will terminate on the date this policy is surrendered or otherwise terminates.

This agreement is effective as of the original policy date of this policy unless a different effective date is shown on the policy data pages.

              /s/ Robert L. Senkler     [/s/ Dennis E Prohofsky
              President                 Secretary

        08-939 Early Values Agreement  Minnesota Life Insurance Company